February 10, 2010
Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE:	Great East Bottles & Drinks (China) Holdings, Inc. (sometimes referred to herein as “we” or the “Company”)
Response to Comment Letter, dated July 2, 2009 (“Comment Letter”) in connection with the Form 10-K for the fiscal year ended December 31, 2008 (“Annual Report”)
File No.:  333-139008

Dear Ms. Cvrkel:

In response to the Staff’s Comment Letter referenced above, the Company is herewith filing an amendment to its Annual Report (the “Form 10-K/A”).  The following are the Company’s responses to the Comment Letter. The numbered paragraphs set forth below are keyed to the numbered comments in the Comment Letter and constitute management’s responses thereto.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A(T).  Controls and Procedures Evaluation of Disclosure Controls and Procedures, page 37

1.
In light of the fact that a material weakness existed in your internal control over financial reporting as of December 31, 2008 as described on page 38, please provide us with and revise future filings to disclose in reasonable detail the basis of your principle executive officer’s and principle financial officer’s conclusion that the company’s disclosure controls and procedures were nonetheless effective at the end of the period covered by the report.  We are unclear how your disclosure controls and procedures could be effective as of December 31, 2008 when a material weakness in your internal control over financial reporting existed as of December 31, 2008.  Please advise or revise as appropriate.

The Company has revised the Item 9A disclosure in the Form 10-K/A to conclude that our disclosure controls and procedures were not effective as of December 31, 2008.

2.
Also, as it relates to your material weakness disclosed in your management’s report on internal control over financial reporting on page 38, please disclose the steps you have taken or plan to take to remedy this identified material weakness.

The Company has revised the Item 9A disclosure in the Form 10-K/A to disclose the measures that the Company has taken to remedy the material weakness in internal control over financial reporting.

Item 11.  Executive Compensation, page 40

3.
We note from the disclosures provided on page 40 of your Annual Report on Form 10-K that no compensation was paid to the Company’s CEO and President during 2007 and 2008.  We also note from the discussion included on page 14 of MD&A in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2009, that the Company’s general and administrative expenses increased during the 2009 period due to accruing certified officers salary and benefits as well as relevant accountancy fees for US filings in 2009 and 2008.  Based on these disclosures, it appears that no compensation was accrued or paid for services provided by the Company’s CEO and President during 2007 and 2008 and that 2008 accountancy and auditing fees were not reflected in the Company’s financial statements until 2009.

Please note that we believe that the Company’s financial statements should reflect compensation expense for the Company’s CEO and President for 2008 and 2007 at fair market levels irrespective of whether any amounts were paid, and should be reflected as capital contributions to the extent that no amounts were paid during each of these periods.  Furthermore, please explain why 2008 accountancy and auditing fees were not reflected in the Company’s financial statements until the first quarter of 2009 and tell us the amount of the 2008 fees that were not recognized until 2009.  To the extent that the 2008 accountancy and auditing fees were for services rendered to the Company in 2008, we believe these expenses should be reflected in the Company’s 2008 financial statements rather than those for the first quarter of 2009.  Please advise or revise as appropriate.

The Company has restated its consolidated financial statements for the year ended December 31, 2008 to (i) reflect as additional paid-in capital compensation that accrued during that year, but was not paid in that year and (ii) accordingly decrease the Company’s net income and comprehensive income for that year.

The 2008 accountancy and auditing fees for services rendered to the Company in 2008 (the $42,730 paid to Madsen & Associates CPA Inc.) were reflected in Item 14 of the Form 10-K for that year and in the financial statements included therein and not in the 10-Q for the quarter ended March 31, 2009 and in the interim financial statements included therein.  The sentence from the 10-Q that read “The increase was mainly due to accruing certified officers’ salary and benefits as well as relevant accountancy and auditing fees for US filings in 2009 and 2008” could have been more clearly written to read “The increase was mainly due an increase in legal and accounting fees in the 2009 period from the 2008 period as well as an increase in officers’ salary and benefits between the two periods.”

Financial Statements
Consolidated Balance Sheets, page F-1

4.
Reference is made to your Pledged deposits of $3,704,000 and $4,106,258 for 2008 and 2007 respectively.  Considering the significance of the carrying balances at December 31, 2008 and 2007, please provide us with and revise your future filings to disclose the nature of each type of transaction associated with these pledged deposits carried on your financial statements, including a description of your relationship with the counterparties involved.

The Company has revised the disclosure in Note 5 to its financial statements included in the Form 10-K/A to address your comment regarding the pledged deposits.

5.
Reference is made to your Notes payable in the amount of $2,303,646 and $1,085,956 for 2008 and 2007 respectively.  In this regard, please provide us with and disclose in the notes to your financial statements in future filing the nature of the Obligation(s), your relationship with the counterparties, the terms, including the rate(s) of interest, maturities, priorities, convertibility, and other material terms, including the currency denomination.  Also, if applicable, identify assets mortgaged, pledged, or otherwise subject to lien.  Additionally explain why you have classified the cash flows from these Notes payable as operating activities rather than financing activities.

The Company has revised the disclosure in Note 13 to its financial statements included in the Form 10-K/A to address your comment regarding the notes payable.

The Company no longer classifies the cash flows from these Notes payable as operating activities but now classifies them as operating activities.

Consolidated Statement of Income, page F-2

6.
Reference is made to other income and interest income in the amounts of $266,621 and $269,011, respectively for 2008. In this regard, please tell us and revise your future disclosure in your financial statements to fully describe the nature of each source associated with the amounts reported as other income and interest income in your statements of income for 2008 and 2007.

The Company has revised the disclosure in Notes 19 and 20 to its financial statements included in the Form 10-K/A to address your comment regarding other income and interest income.

Consolidated Statement of Cash Flows, page F-4

7.
We note your label “Operating profit before changes in working capital” under Cash flow from operating activities, which the presentation does not comply with U.S. GAAP or more specifically with SFAS No. 95.  In this regard, please revise your statement of cash flows to remove the presentation of this subtotal “operating profit before changes in working capital.”

The Company has revised its financial statements included in the Form 10-K/A to remove the subtotal “operating profit before changes in working capital”.

Consolidated Statement of Stockholders’ Equity, page F-3

8.
Reference is made to the Capital contribution of $2,552,794 in your consolidated statement of stockholders’ equity for the year ended December 31, 2007.  Please provide us with and revise your financial statement in future filings to disclose the nature of this transaction, including a description of your relationship with the counterparties and how the value assigned to the capital contribution of $2,552,794 was determined.

The Company has revised the disclosure in Note 17 to its financial statements included in the Form 10-K/A to address your comment regarding the Capital contribution of $2,552,794.

Note 16 – Related Party Transaction, page F-14

9.
We note from your disclosure on page 42 and F-10 that Mr. Guy A-Tsan Chung has a common ownership in the Company and GEPH.  In this regard, please revise the notes to your financial statements in future filings to disclose Mr. Guy A-Tsan Chung’s ownership percentage in the Company and GEPH.  Also, please revise the notes to your financial statements in future filings to separate the amounts of “purchases of PET CSD bottles and materials” reported as cost of sales and inventory for each year presented.  As part of your response, please provide us with your proposed future disclosures.  See paragraph 2 and 4 of SFAS No. 57 for guidance.

Mr. Guy A-Tsan Chung owned 74.25% of the Company and was a minority shareholder in GEPH as at December 31, 2008.

The Company has revised the disclosure in Note 21 to its financial statements included in the Form 10-K/A to address your comment regarding the amounts of “purchases of PET CSD bottles and materials”.

Form 10-Q for the quarterly period ended March 31, 2009

Condensed Consolidated Statement of Income and Comprehensive Income, page 4

10.
We note that you did not give retroactive effect to the 1 for 5 forward stock split approved on April 16, 2008 in the weighted average number of shares outstanding figure used in your basic and diluted earnings per share calculations for the three months period ended March 31, 2008.  In this regard, please revise your earnings per share computations, and all related disclosures in your future filings to give retroactive effect to the 1 for 5 forward stock-split approved on April 16, 2008.  Refer to guidance outlined in paragraph 54 of SFAS No. 128 and SAB Topic 4:C.

The Company has revised its financial statements included in the Form 10-K/A to  give retroactive effect to the 1-for-5 forward stock split approved on April 16, 2008 to its earnings per share computations and will continue to report such on a going-forward basis.

Item 4T. Controls and Procedures, page 18

11.
We note the disclosure indicating that based on their evaluation within 90 days prior to the filing date of this report, your Certifying Officers concluded that your disclosure control and procedures are ineffective.  Please note that Item 307 of Regulation S-K provide that such evaluation should be completed as of the end of the period covered by the report rather than as of a date within 90 days prior to the filing of such report.  Please revise future filings to comply with the requirements outlined in Item 307 of Regulation S-K, as applicable.

Pursuant to Item 307 of Regulation S-K all future certifications by the Company’s Certifying Officers will state that the Certifying Officers concluded that their respective evaluations of the Company’s controls and procedures were completed as of the end of the period covered by the report.

Changes in internal controls, page 18

12.
We note the disclosure indicating that your Certifying Officers “have indicated that there were significant changes in your internal controls or other factors that could significantly affect such controls subsequent to the date of their evaluation…”  In this regard, please revise future filings to provide disclosures describing the nature of each significant change in your internal controls, including the control actions taken by you with regards to significant deficiencies and material weaknesses in your internal controls.

The referenced disclosure was in error.  Changes in internal controls were not addressed until a formal meeting of the Company’s executive officers was held on June 12, 2009 at its corporate offices in Hong Kong.  At this meeting internal controls were evaluated and changes were addressed for implementation.

The Company’s future filings will provide the requested disclosure with respect to its proposed changes to its internal controls.

Once again, if you have any questions regarding any aspect of this filing, please do not hesitate to contact the Company’s securities counsel, Sanders Ortoli Vaughn-Flam Rosenstadt LLP, Attention: William S. Rosenstadt, Esq. at 212-588-0022.

Cordially,

Great East Bottles & Drinks (China) Holdings, Inc.

By: /s/ Stetson Chung

Name: Stetson Chung

Title: Chief Executive Officer